UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Further Increase in Holdings of Consolidated European Subsidiary of Gazit

On July 10, 2016, Gazit-Globe Ltd. (“Gazit”) reported that it had further increased its holdings in Atrium European Real Estate Limited (“ATR”)— a consolidated subsidiary of Gazit whose shares are traded publicly on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland.

Gazit’s increased holdings are the result of market purchases of an aggregate of 21,504 shares of ATR by a wholly-owned subsidiary of Gazit on July 7, 2016 ,and July 8, 2016, at average prices of EUR 3.856 per share, for a total cost of EUR 83 thousand. Following these latest purchases, Gazit holds, via wholly-owned subsidiaries, a total 213,007,619 shares of ATR, constituting (to the best of Gazit’s knowledge) approximately 56.55% of ATR’s outstanding shares and voting rights (55.95% on a fully diluted basis).

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including any exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 11, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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